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                                                                     Exhibit 2.1


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              ROYAL PRECISION TO RECEIVE $2.5 MILLION FROM ACUSHNET
               RUBBER CO. TO TERMINATE GOLF GRIP SUPPLY AGREEMENT
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                              FOR IMMEDIATE RELEASE

CONTACT: THOMAS A. SCHNEIDER, President and Chief Operating Officer Royal Precision, Inc. (602)-627-0200

               RCG Capital Markets Group, Inc. (602) 675-0400
               Retail: JIM ESTRADA, BRETT MAAS
               Analysts/Institutional:  JOE DORAME
               Media:  JEFF STANLIS

(MARCH 30, 1999) - SCOTTSDALE, Arizona - Royal Precision, Inc. (Nasdaq: RIFL), the manufacturer and marketer of the Rifle(TM) shaft, among the most widely-used shafts by professional golfers on the PGA Tour, today announced receipt of a notice of contract termination from Acushnet Rubber Company ("Acushnet") as its primary golf club grip manufacturer and supplier. Royal Grip, Inc. and Acushnet entered into a manufacturing and supply agreement December 21, 1996. In the notice of termination, Acushnet has agreed to pay Royal Grip a $2.5 million termination fee and to provide ten months of grip production during the transition period. In addition, Royal Grip will regain its manufacturing equipment resulting in the extinguishment of Acushnet's capital equipment lease obligation. At February 28, 1999, the Company's capital equipment lease receivable was $2.7 million. The Company has yet to determine what write-down, if any, it will take in connection with the returned equipment. Royal Grip's revenue for the twelve months ended January 31, 1999 was $4.2 million, or 16%, of Royal Precision's total revenue.

Thomas A. Schneider, president and chief operating officer, commented, "We are currently in discussions with a number of grip manufacturers that we believe will maintain Royal Grip's high standard of product quality and will facilitate a smooth transition. We expect to build grip inventory during the 10-month transition period with Acushnet."

Royal Precision, Inc. is a leading designer and manufacturer of high-quality innovative golf shafts, featuring the Company's "Frequency Coefficient Matching" technology, or "FCM," designed to provide consistent flex characteristics to all the clubs in a golfer's bag. Royal Precision, Inc. is also a designer and distributor of golf club grips offering a wide variety of standard and custom models, all of which feature a distinctive feel and appearance and durability.

This press release includes statements which may constitute forward looking statements made pursuant so the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from the forward looking statements including, but not limited to, risks related to the Company's dependence on discretionary consumer spending and original equipment manufacturers, the Company's limited operating history, new product introduction, competition, seasonality of sales, fluctuations in operating results, product protection, intellectual property rights, supply delays, use of third party suppliers, customer concentration and other factors detailed in the Company's Securities and Exchange Commission filings.